Exhibit 99.1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

Entering into Share Purchase Agreements for Sale of stake in a Subsidiary

Mumbai, October 13, 2023: Please be informed that Tata Motors Limited (‘the Company’) today has entered into Share Purchase Agreements with certain investors for sale of 9.9% stake in Tata Technologies Limited (a subsidiary of the Company) for an aggregate consideration of Rs.1,613.7 crore.

The disclosure as required under Schedule III Part A Para A.1 of the SEBI Listing Regulations read with SEBI Circular No. SEBI/HO/CFD/CFD-PoD-1/P/CIR/2023/123 dated July 13, 2023 is reproduced hereunder as Annexure A.

A press release marked as Annexure B is also reproduced hereunder.

We would request you to please take note of the above and bring the same to the notice of all concerned.

Annexure A

Details under amended Regulation 30 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 read along with SEBI Circular SEBI/HO/CFD/CFD-PoD-1/P/CIR/2023/123 dated July 13, 2023

Sr. No.	Particulars	Details
1

The amount and percentage of the

turnover or revenue or income and net worth contributed by such unit or division or undertaking or subsidiary or associate company of the listed entity during the last financial year.

Name of the Company: Tata Technologies Limited As on March 31, 2023

Sr. No.	Particulars	Details
2	Date on which the agreement for sale has been entered into

Tata Motors Limited (‘the ‘Seller’) and TPG Rise Climate SF Pte. Ltd (‘Buyer 1’), a climate focused private equity fund, has entered into a Share Purchase Agreement on 13th October, 2023 for purchasing 9.0% stake in Tata Technologies Limited

Tata Motors Limited (‘the ‘Seller’) and Ratan Tata Endowment Foundation (‘Buyer 2’), a Section 8 company, has entered into a SharePurchase Agreement on 13th October, 2023 for purchasing 0.9% stake in Tata Technologies Limited

3	The expected date of completion of sale/disposal	Transaction to be completed by 27th October, 2023 or such other date as may be mutually extended by the parties
4	Consideration received from such sale/disposal

An amount of Rs. 1,467.0 crore will be received by the Company as consideration for sale of its 9.0% stake in TTL to Buyer 1.

An amount of Rs. 146.7 crore will be received by the Company as consideration for sale of its 0.9% stake in TTL to Buyer 2.

5	Brief details of buyers and whether any of the buyers belong to the promoter/ promoter group /group companies. If yes, details thereof.	No, the buyers do not belong to promoter/ promoter group/group companies
6	Whether the transaction would fall within related party transactions? If yes, whether the same is done at “arm’s length”	No, the said transactions will not fall under the related party transaction
7	Whether the sale, lease or disposal of the undertaking is outside Scheme of Arrangement? If yes, details of the same including compliance with regulation 37A of LODR Regulations.	Not Applicable, the sale is outside the Scheme of Arrangement
8

Additionally, in case of a slump sale, indicative disclosures provided for amalgamatio n/ merger, shall bedisclosed by the listed entity with respect to such slump sale whether the sale, lease or disposal of the undertaking is outside Scheme of Arrangement? If yes, details of the same including compliance with regulation 37A of LODR Regulations.

Not Applicable

Annexure B

Tata Motors sells 9.9% stake in Tata Technologies Ltd at INR 16,300 Cr (~$2.0 bn) equity valuation

Mumbai, October 13, 2023: Tata Motors Limited (TML) has entered into share purchase agreements to sell 9.9% stake in Tata Technologies Ltd (TTL) for an aggregate consideration of INR 1,613.7 crore. TPG Rise Climate is the lead investor for this transaction, which ascribes an equity valuation of INR 16,300 Cr (~US$ 2.0 billion) for TTL.

TTL, a subsidiary of TML, is a leading global engineering services company offering product development and digital solutions to global original equipment manufacturers. TTL has deep domain expertise in the automotive industry and leverages this expertise to serve clients in adjacent industries, such as in aerospace, transportation and construction heavy machinery. TTL’s deep manufacturing domain knowledge and globally distributed service delivery capability helps it deliver value-added services to its clients.

TPG Rise Climate is the dedicated climate investing arm of TPG’s $18 billion global impact investing platform. The fund focuses on five climate sub-sectors: energy transition, green mobility,sustainable fuels, sustainable molecules, and carbon solutions.

This transaction furthers TML’s de-leveraging agenda and is expected to close in the next two weeks on completion of customary closing procedures.

TPG Rise Climate had earlier invested$1.0 billion in Tata Passenger Electric Mobility Limited and is a strategic partner in TML’sjourney to create a market-shaping electric passenger mobility business in India.

- ENDS -

About Tata Motors

Part of the USD 128 billion Tata group, Tata Motors Limited (BSE: 500570 and 570001; NSE: TATAMOTORS and TATAMTRDVR), a USD 42 billion organization, is a leading global automobile manufacturer of cars, utility vehicles, pick-ups, trucks and buses, offering extensive range of integrated, smart and e-mobility solutions. With ‘Connecting Aspirations’ at the core of its brand promise, Tata Motors is India’s market leader in commercial vehicles and amongst the top three in the passenger vehicles market.

Tata Motors strives to bring new products that fire the imagination of GenNext customers, fueled by state of the art design and R&D centers located in India, UK, US, Italy and South Korea. With a focus on engineering and tech enabled automotive solutions catering to the future of mobility, the company’s innovation efforts are focused to develop pioneering technologies that are sustainable as well as suited to evolving aspirations of the market and the customers. The company is pioneering India's Electric Vehicle (EV) transition and driving the shift towards sustainable mobility solutions by preparing a tailor-made product strategy, leveraging the synergy between the Group companies and playing an active role liasoning with the Government in developing the policy framework.

With operations in India, the UK, South Korea, Thailand, South Africa and Indonesia, Tata Motors’ vehicles are marketed in Africa, Middle East, Latin America, South East Asia and South Asian Association for Regional Cooperation (SAARC) countries. As of March 31, 2023, Tata Motors’ operations inter alia includes 88 consolidated subsidiaries, 2 joint operations, 3 joint ventures and numerous equity-accounted associates, including their subsidiaries, in respect of which the company exercises significant influence.

To know more, please visit (www.tatamotors.com; also follow us on Twitter: https://twitter.com/TataMotors)

Media Contact Information:

Tata Motors Corporate Communications: +91 22-66657613 / indiacorpcomm@tatamotors.com

Disclaimer:

Tata Technologies Limited is proposing, subject to receipt of requisite approvals, market conditions and other considerations, to make an initial public offer of its equity shares (“Equity Shares”) and has filed the draft red herring prospectus (“DRHP”) with the Securities and Exchange Board of India (“SEBI”). The DRHP is available on the website of SEBI at www.sebi.gov.in as well as on the websites of the book running lead managers, JM Financial Limited, Citigroup Global Markets India Private Limited and BofA Securities India Limited at www.jmfl.com, www.online.citibank.co.in/rhtm/citigroupglobalscreen1.htm and https://business.bofa.com/bofas-india, respectively, the website of the National Stock Exchange of India Limited at www.nseindia.comand the website of the BSE Limited at www.bseindia.com,respectively. Potential investors should note that investment in Equity Shares involves a high degree of risk. For details, potential investors should refer to the red herring prospectus, which may be filed with the Registrar of Companies, Maharashtra at Pune, in future, including the section titled “Risk Factors”. Potential investors should not rely on the DRHP filed with SEBI for making any investment decision.

No communication and no information in respect of this transaction may be distributed to the public in any jurisdiction where a registration or approval is required. No steps have been or will be taken in any jurisdiction where such steps would be required (other than India). The issue, subscription for or purchase of Tata Technologies Limited’s Equity Shares may be subject to specific legal or regulatory restrictions in certain jurisdictions. Tata Motors Limited and Tata Technologies Limited assume no responsibility for any violation of any such restrictions by any person.

This announcement does not constitute or form a part of any offer or solicitation to purchase or subscribe for securities in the United States or any other jurisdiction where it is unlawful to do so. This announcement may not be published, forwarded or distributed, directly or indirectly, in the United States or in any other jurisdiction where it is unlawful to do so.

The Equity Shares have not been and will not be registered under the U.S.Securities Act of 1933, as amended (the “U.S. Securities Act”) or any other applicable law of the United States and may not be offered or sold within the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the U.S. Securities Act and applicable U.S. state securities laws. Accordingly, the Equity Shares are only being offered and sold (a) to persons in the United States that are “qualified institutional buyers” (as defined in Rule 144A under the U.S. Securities Act (“Rule 144A”)) in transactions exempt from or not subject to the registration requirements of the U.S. Securities Act in reliance on Rule 144A and (b) outside the United States in “offshore transactions” (as defined in Regulation S) in reliance on Regulation S and the applicable laws of the jurisdiction where those offers and sales occur.

Safe Harbor: Statements included herein may constitute "forward-looking statements". Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.